

Mail Stop 4631

March 30, 2010

Via U.S. mail and facsimile (609) 860-0357

Mr. Randolph Gress
Chief Executive Officer
Innophos Holdings, Inc.
259 Prospect Plains Road
Cranbury, New Jersey 08512

     RE: **Innophos Holdings, Inc.**
            Form 10-K for the fiscal year ended December 31, 2009
            File No. 001-33124

Dear Mr. Gress:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Annual Report on Form 10-K

Forward-Looking Statements, page 3

1.   We note the statement in the last sentence of the first paragraph that "All such subsequent forward-looking statements, whether written or oral, by us or on our behalf, are also expressly qualified by these cautionary statements." Please advise

us as to the basis for this statement in light of the safe harbor requirements set forth in paragraphs (c)(1)(A)(i) and (c)(2)(A) of Section 21E of the Exchange Act.

Item 7. Management's Discussion and Analysis of Financial Condition . . . , page 23
Indebtedness, page 33

2.   We note the disclosure under "Reliance on Rhodia" on page 16 regarding the uncertainty as to Rhodia meeting certain obligations. In future filings, please revise your liquidity discussion to clearly explain the terms of your arrangements with Rhodia and the possible impact of Rhodia's inability to meet its obligations on your company. Refer to Item 303(a)(1) of Regulation S-K.

Disclosure Control and Procedures, page 81

3.   We note that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their stated objectives. Please confirm to us, and revise accordingly in future filings, that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures were effective at the reasonable assurance level.

Management's Report on Internal Control Over Financial Reporting, page 81

4.   We note your description of the definition of internal control over financial reporting in the first paragraph. The description appears to be based on the definition of internal control over financial reporting set forth in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. As described, however, the description does not fully conform to the definition set forth in those rules given that it does not indicate that your internal control over financial reporting are effected by your board of directors, management, and other personnel, and includes those policies and procedures as described in subparts (1), (2), and (3) of the above-referenced rules. Please confirm, if true, that your management's conclusion regarding effectiveness is based on the full definition of internal control over financial reporting set forth in the applicable rules and revise your disclosure accordingly in future filings. Alternatively, you may simply state, if true, that your management concluded on the applicable dates that your internal control over financial reporting was effective.

Exhibit 4.7

5.   We note that you have not filed on EDGAR certain of the exhibits and schedules to the Loan and Security Agreement dated as of May 22, 2009 (exhibit 4.7). Please file a complete, executed copy of the agreement, including all exhibits and schedules, with your next Exchange Act periodic report.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Chambre Malone, Staff Attorney at (202) 551-3262 or Andrew Schoeffler, Senior Staff Attorney at (202) 551-3748 if you have any questions.

Sincerely,

Pamela Long
Assistant Director